SYMS	AN EDUCATED CONSUMER IS OUR BEST CUSTOMER®

June 4, 2007

Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549
Attn:	Mr. Michael Moran Accounting Branch Chief

Re:	Syms Corp
Form 10-K for the fiscal year ended March 3, 2007
Filed April 27, 2007
File No. 1-8546

Dear Mr. Moran:

We are writing in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in your letter dated May 24, 2007, a copy of which is annexed (the “Comment Letter”). The Company intends to make this change prospectively as we do not believe we need to amend the Form 10-K filed. Please note that the numbered paragraph set forth below corresponds to the paragraph number contained in the Comment Letter.

1. The Company’s inventory is stated at the lower of cost or market, FIFO retail method. Inventory cost, and the resulting gross margins are calculated by applying a cost to retail ratio between the cost of goods available for sale and the retail value of inventories. The significant estimates used are for markdowns. Except for “basic merchandise” namely underwear and socks, we take a two-thirds markdown for merchandise falling in the two categories below:

One-year cycle – All merchandise falling within this category, which is primarily ladies fashions, that is one year old or older is marked down two thirds.

Two-year cycle – All merchandise falling within this category, which is primarily children’s, shoes and men’s tailored clothing that is two years old and older is marked down two-thirds.

There have been no significant changes in the inventory balance from year to year.

Our total markdowns valued at retail for fiscal 2006 vs. fiscal 2005 were as follows:

Fiscal 2006	$47,452,000
16.9% of total sales

Fiscal 2005	$47,762,000
17.1% of total sales

SYMS Corp  •  One Syms Way, Secaucus, NJ 07094  •  (201) 902-9600
WWW.SYMS.COM

Inventory shrinkage is determined by taking an annual physical inventory each February prior to fiscal year end. We estimate shrinkage and set up reserves for them throughout the year as a percentage of sales at retail in the stock ledger and adjust at year end, and there were no significant year end true-up adjustments. Our inventory shrinkage valued at retail for the past two fiscal years is as follows:

Fiscal 2006	$3,030,305
1.1% of total net sales

Fiscal 2005	$3,168,961
1.1% of total net sales

If you have any further questions or comments concerning the above, please feel free to contact me at 201-902-9600.

Sincerely,

/s/ Marcy Syms

Marcy Syms
President & Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

     DIVISION OF CORPORATION FINANCE

Mail Stop 3561

     May 24, 2007

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey 07094

Re:	Syms Corp
Form 10-K for the Fiscal Year Ended March 3, 2007
Filed April 27, 2007
File No. 1-8546

Dear Ms. Syms:

     We have reviewed your response dated May 15, 2007 to our previous letter and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 3, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Merchandise Inventory, page 9

1.	We note your response to comment 3 of letter dated May 4, 2007 regarding your use of estimates and assumptions when valuing your merchandise using the retail inventory method. Please revise your disclosure to include a discussion of your markdown of merchandise based on a one and two year cycle and the timing and use of annual physical inventory counts to adjust your merchandise inventory for shrinkage. Please quantify and disclose the effect of the significant estimates on your inventory balance for all periods

Ms. Marcy Syms
Syms Corp
May 24, 2007

presented and whether there has been a significant change from year to year on your inventory balance. Please show us what your revised disclosure will look like.

General

     Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

     You may contact Milwood Hobbs, Staff Accountant, at (201) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief